FILED PURSUANT TO RULE 424(B)(3)

File No. 333-186210

HEMISPHERE MEDIA GROUP, INC.

SUPPLEMENT NO. 18 TO

PROSPECTUS DATED MARCH 25, 2013

THE DATE OF THIS SUPPLEMENT IS MARCH 4, 2016

This prospectus supplement (this “Supplement No. 18”) is part of the prospectus of Hemisphere Media Group, Inc. (the “Company”), dated March 25, 2013 (File No. 333-186210) (the “Prospectus”) as supplemented by Supplement No. 1, dated May 15, 2013 (“Supplement No. 1), Supplement No. 2, dated May 15, 2013 (“Supplement No. 2”), Supplement No. 3, dated July 31, 2013 (“Supplement No. 3”), Supplement No. 4, dated August 14, 2013 (“Supplement No. 4”), Supplement No. 5, dated November 13, 2013 (“Supplement No. 5”), Supplement No. 6, dated January 23, 2014 (“Supplement No. 6”), Supplement No. 7, dated March 10, 2014 (“Supplement No. 7”), Supplement No. 8, dated April 1, 2014 (“Supplement No. 8”), Supplement No. 9, dated May 7, 2014 (“Supplement No. 9”), Supplement No. 10, dated August 5, 2014 (“Supplement No. 10”), Supplement No. 11, dated August 12, 2014 (“Supplement No. 11”), Supplement No. 12, dated November 12, 2014 (“Supplement No. 12”), Supplement No. 13, dated March 11, 2015 (“Supplement No. 13”), Supplement No. 14, dated May 4, 2015 (“Supplement No. 14”), Supplement No. 15, dated May 12, 2015 (“Supplement No. 15”), Supplement No. 16, dated August 11, 2015 (“Supplement No. 16”) and Supplement No. 17, dated November 9, 2015 (“Supplement No. 17”).  This Supplement No. 18 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8, Supplement No. 9, Supplement No. 10, Supplement No. 11, Supplement No. 12, Supplement No. 13, Supplement No. 14, Supplement No. 15,  Supplement No. 16 and Supplement No. 17.  Any statement in the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8, Supplement No. 9, Supplement No. 10, Supplement No. 11, Supplement No. 12, Supplement No. 13, Supplement No. 14, Supplement No. 15, Supplement No. 16 and Supplement No. 17 that is modified or superseded is not deemed to constitute a part of the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8, Supplement No. 9, Supplement No. 10, Supplement No. 11, Supplement No. 12, Supplement No. 13, Supplement No. 14, Supplement No. 15, Supplement No. 16 or Supplement No. 17, except as modified or superseded by this Supplement No. 18.  Except to the extent that the information in this Supplement No. 18 modifies or supersedes the information contained in the Prospectus, as previously supplemented, this Supplement No. 18 should be read, and will be delivered, with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8, Supplement No. 9, Supplement No. 10, Supplement No. 11, Supplement No. 12, Supplement No. 13, Supplement No. 14, Supplement No. 15, Supplement No. 16 and Supplement No. 17.

The purpose of this Supplement No. 18 is to update and supplement the information in the Prospectus, as previously supplemented, with the information contained in the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 4, 2016, and which is attached hereto.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 4, 2016

HEMISPHERE MEDIA GROUP, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of Incorporation)	001-35886 (Commission File Number)	80-0885255 (I.R.S. Employer Identification Number)

2000 Ponce de Leon Boulevard

Suite 500

Coral Gables, FL 33134

(Address of principal executive offices) (Zip Code)

(305) 421-6364

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.  Results of Operations and Financial Condition.

On March 4, 2016, Hemisphere Media Group, Inc. (the “Company”) issued a press release announcing its results of operations for the fourth quarter and year ended December 31, 2015. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated by reference into this item.

Within the Company’s press release, the Company makes reference to the non-GAAP financial measure “Adjusted EBITDA,” which has a directly comparable generally accepted accounting principles (“GAAP”) financial measure.  Management uses this measure to assess the operating results and performance of the business, perform analytical comparisons and identify strategies to improve performance.  Management believes Adjusted EBITDA is relevant to investors because it allows them to analyze the operating performance of the Company’s business using the same metrics used by management and is important to investors’ understanding of the Company’s business.

The information included in this Current Report on Form 8-K, including the exhibit attached hereto, is furnished solely pursuant to Item 2.02 of this Current Report on Form 8-K. Consequently, it is not deemed filed for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section. It may only be incorporated by reference in another filing under the Securities Act of 1933, as amended, or the Exchange Act if such subsequent filing specifically references this Current Report on Form 8-K.

Item 9.01.  Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description of Exhibit
99.1	Press Release issued by the Company on March 4, 2016

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HEMISPHERE MEDIA GROUP, INC.

Date:	March 4, 2016	By:	/s/ Alex J. Tolston
Name: Alex J. Tolston
General Counsel and Corporate Secretary

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release issued by the Company on March 4, 2016

4

Exhibit 99.1

Hemisphere Media Group Announces Fourth Quarter and Full Year 2015 Financial Results

-2015 Net Revenues Increased 15.9% Year-over-Year -

-2015 Adjusted EBITDA Increased 16.2% Year-over-Year -

- Strong Subscriber and Advertising Revenue Growth Across Networks -

MIAMI — (March 4, 2016) — Hemisphere Media Group, Inc. (NASDAQ: HMTV) (“Hemisphere” or the “Company”), the only publicly traded pure-play U.S. media company targeting the high growth Spanish-language television and cable networks business in the U.S. and Latin America, today announced financial results for the fourth quarter and year-ended December 31, 2015.

Alan Sokol, CEO of Hemisphere, stated, “2015 was a very strong year for our business.  The 16% increase in revenues and Adjusted EBITDA for the full year were the result of our unique business proposition and our ability to seize on the opportunity to serve the highly attractive and rapidly growing U.S. Hispanic and Latin America market.  As we look ahead to 2016, we are confident that our networks’ unique programming and solid audience ratings will result in robust retransmission and subscriber fee and advertising revenue growth.”

On April 1, 2014, Hemisphere closed on the acquisition of three Spanish-language television networks—Pasiones, Centroamerica TV and Television Dominicana (the “Acquired Cable Networks”). Results of the Acquired Cable Networks are included in the Company’s consolidated statements of operations from the acquisition date. The Company’s results for the three months ended December 31, 2015 are comparable with the prior year period; however, the comparability of the Company’s results are affected for the full year ended December 31, 2015.

Net revenues increased $3.0 million, or 9.1%, for the three months ended December 31, 2015, and increased $17.8 million, or 15.9%, for the full year ended December 31, 2015. These increases, for both the three month and full year periods, were primarily driven by growth in advertising revenues and higher subscriber and retransmission fees. The increase for the full year ended December 31, 2015 was also due to the inclusion of the Acquired Cable Networks, which were not included in the prior year’s first quarter.

Operating expenses were $25.2 million for the three months ended December 31, 2015, an increase of 9.4%, as compared to operating expenses of $23.0 million for the same period in 2014. Operating expenses were $94.9 million for the full year ended December 31, 2015, an increase of 10.4%, as compared to operating expenses of $86.0 million for the same period in 2014. These increases, for both the three month and full year periods, were driven primarily by increased investment in programming and higher sales and marketing costs, consistent with greater sales efforts across the Company’s networks, as well as the launch of advertising on Cinelatino. The increase for the full year ended December 31, 2015 was also due to the inclusion of the Acquired Cable Networks, which were not included in the prior year’s first quarter.

Net income was $4.9 million for the three months ended December 31, 2015, an increase of $0.6 million, as compared to net income of $4.3 million for the same period in 2014.  Net income was $13.7 million for the full year ended December 31, 2015, an increase of $3.2 million, as compared to $10.6 million for the same period in 2014.

Adjusted EBITDA was $16.9 million for the three months ended December 31, 2015, an increase of 5.5%, as compared to Adjusted EBITDA of $16.0 million for the same period in 2014. Adjusted EBITDA was $58.1 million for the full year ended December 31, 2015, an increase of 16.2%, as compared to Adjusted EBITDA of $50.0 million for the same period in 2014. These increases, in both the three month and full year periods, were due to growth in advertising revenues and subscriber and retransmission fees. The increase for the full year period was also due to the inclusion of the operating results of the Acquired Cable Networks, which were not included in the prior year’s first quarter.

The Company forecasts a low double-digit percentage increase in Adjusted EBITDA for 2016 driven by strong growth in subscriber and retransmission fees and advertising revenue.

As of December 31, 2015, the Company had $219.9 million in debt and $179.5 million of cash. The Company’s leverage ratio was approximately 3.8 times, and net leverage ratio was approximately 0.7 times. In December 2015, the Company repurchased 1.3 million warrants at a total cost of $1.8 million.

The following tables set forth the Company’s financial performance for the three months and year-ended December 31, 2015 and 2014, as well as select balance sheet data as of December 31, 2015 and 2014:

HEMISPHERE MEDIA GROUP, INC.

Comparison of Consolidated Operating Results for the

Three Months and Full Year Ended December 31

	Three Months Ended December 31,		Year Ended December 31,
(amounts in thousands)	2015	2014	2015	2014
	(Unaudited)		(Audited)

Net revenues	$36,236	$33,202	$129,790	$111,989
Operating Expenses:
Cost of revenues	11,580	10,383	41,189	36,450
Selling, general and administrative	9,222	8,134	36,037	31,608
Depreciation and amortization	4,289	4,474	17,218	16,552
Other expenses	64	—	446	1,282
Loss on disposition of assets	2	—	33	70
Total operating expenses	25,157	22,991	94,923	85,962

Operating income	11,079	10,211	34,867	26,027

Other Expenses:
Interest expense, net	(3,015)	(3,053)	(12,086)	(11,925)
Loss on extinguishment of debt	—	—	—	(1,116)
	(3,015)	(3,053)	(12,086)	(13,041)
Income before income taxes	8,064	7,158	22,781	12,986

Income tax expense	(3,130)	(2,828)	(9,042)	(2,429)
Net income	$4,934	$4,330	$13,739	$10,557

Reconciliation of net income to Adjusted EBITDA:
Net income	$4,934	$4,330	$13,739	$10,557
Add:
Income tax expense	3,130	2,828	9,042	2,429
Interest expense, net	3,015	3,053	12,086	11,925
Loss on extinguishment of debt	—	—	—	1,116
Loss on disposition of assets	2	—	33	70
Depreciation and amortization	4,289	4,474	17,218	16,552
Stock-based compensation	1,452	1,314	5,575	5,920
Transaction & non-recurring expenses	64	—	446	1,455
Adjusted EBITDA	$16,886	$15,999	$58,139	$50,024

Selected Balance Sheet Data:

	As of	As of
(amounts in thousands)	December 31, 2015	December 31, 2014
	(Audited)

Cash	$179,532	$142,010
Debt	$219,923	$221,791

Leverage ratio (a):	3.8x	4.5x
Net leverage ratio (b):	0.7x	1.6x

(a) Represents the sum of gross debt and the unamortized balance of original issue discount of $1.7 million as of December 31, 2015, divided by Adjusted EBITDA for the last twelve months. This ratio differs from the calculation contained in the Company’s amended term loan.

(b) Represents the sum of net debt and the unamortized balance of original issue discount of $1.7 million as of December 31, 2015, divided by Adjusted EBITDA for the last twelve months. This ratio differs from the calculation contained in the Company’s amended term loan.

The following table presents estimated subscriber information (unaudited):

	Subscribers (a) (amounts in thousands)
	December 31, 2015	December 31, 2014
U.S. Cable Networks:
WAPA America (b)	5,158	5,115
Cinelatino	4,443	4,297
Pasiones	4,374	4,004
Centroamerica TV	3,967	3,571
Television Dominicana	2,991	2,437
Total	20,933	19,424

Latin America Cable Networks:
Cinelatino	11,891	10,544
Pasiones	10,198	8,702
Total	22,089	19,246

(a)                       Amounts presented are based on most recent remittances received from the Company’s distributors as of the respective dates shown above.

(b)                       Excluding digital basic subscribers, subscribers to WAPA America on Hispanic programming tiers increased 3.4% from December 31, 2014 to December 31, 2015.

Non-GAAP Reconciliations

Within Hemisphere’s fourth quarter and year-end 2015 press release, Hemisphere makes reference to the non-GAAP financial measure - “Adjusted EBITDA.” Whenever such information is presented, Hemisphere has complied with the provisions of the rules under Regulation G and Item 2.02 of Form 8-K. The specific reasons why Hemisphere’s management believes that the presentation of this non-GAAP financial measure provides useful information to investors regarding Hemisphere’s financial condition, results of its operations and cash flows has been provided in the Form 8-K filed in connection with this press release.

Conference Call

Hemisphere will conduct a conference call to discuss its fourth quarter and year-end financial results at 10:00AM ET on Friday, March 4, 2016.  A live broadcast of the conference call will be available online via the Company’s Investor Relations website located at http://ir.hemispheretv.com/. Alternatively, interested parties can access the conference call by dialing (877) 497-1436, or from outside the United States at (262) 558-6292, at least five minutes prior to the start time. The conference ID for the call is 59360789.

A replay of the call will be available beginning at approximately 12:00PM ET on Friday, March 4, 2016 by dialing (855) 859-2056, or from outside the United States by dialing (404) 537-3406. The conference ID for the replay is 59360789.

Forward-Looking Statements

This press release may contain certain statements about Hemisphere that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements relating to Hemisphere’s future financial and operating results (including growth and earnings), plans, objectives, expectations and intentions and other statements that are not historical facts. These statements are based on the current expectations of the management of Hemisphere and are subject to uncertainty and changes in circumstance, which may cause actual results to differ materially from those expressed or implied in such forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “expect,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward- looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are discussed under the heading “Risk Factors” and “Forward-Looking Statements” in Hemisphere’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission (“SEC”), as they may be updated in any future reports filed with the SEC. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Hemisphere’s actual results, performance, or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and Hemisphere undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

About Hemisphere Media Group, Inc.

Hemisphere Media Group (NASDAQ:HMTV) is the only publicly traded pure-play U.S. media company targeting the high growth Spanish-language television and cable networks business in the U.S. and Latin America. Headquartered in Miami, Florida, Hemisphere owns and operates five leading U.S. Hispanic cable networks, two Latin American cable networks, and the leading broadcast television network in Puerto Rico. Hemisphere’s networks consist of:

•                  Cinelatino, the leading Spanish-language movie channel with over 16 million subscribers across the U.S., Latin America and Canada, including 4.4 million subscribers in the U.S. and 11.9 million subscribers in Latin America, featuring the largest selection of contemporary Spanish-language blockbusters and critically-acclaimed titles from Mexico, Latin America, Spain and the Caribbean.

•                  WAPA, Puerto Rico’s leading broadcast television network with the highest primetime and full day ratings in Puerto Rico. Founded in 1954, WAPA produces more than 75 hours per week of top-rated news and entertainment programming.

•                  WAPA America, the leading cable network targeting Puerto Ricans and other Caribbean Hispanics living in the U.S., featuring the highly-rated news and entertainment programming produced by WAPA. WAPA America is distributed in the U.S. to 5.2 million subscribers.

•                  Pasiones, dedicated to showcasing the most popular telenovelas and drama series, distributed in the U.S. and Latin America. Pasiones has 4.4 million subscribers in the U.S. and 10.2 million subscribers in Latin America.

•                  Centroamerica TV, the leading network targeting Central Americans living in the U.S., the third-largest U.S. Hispanic group, featuring the most popular news, entertainment and soccer programming from Central America. Centroamerica TV is distributed in the U.S. to 4.0 million subscribers.

•                  Television Dominicana, the leading network targeting Dominicans living in the U.S., featuring the most popular news, entertainment and baseball programming from the Dominican Republic. Television Dominicana is distributed in the U.S. to 3.0 million subscribers.

Contact:

Erica Bartsch

Sloane & Company

212.446.1875

ebartsch@sloanepr.com